ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
4 November 2013 to 6 January 2014

2 January 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 December 2013 consisted of 3,854,339,684 ordinary shares, of which 124,046,525 were held as treasury shares; leaving a balance of 3,730,293,159 shares with voting rights.

The figure of 3,730,293,159 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

2 January 2014

National Grid plc (NG)

Directors’ Interests

(Sharesave Scheme — Grant of options)

Today, options were granted to eligible group employees under the Employee Sharesave Scheme, in the third invitation under the Scheme. The following executive director was included:

National Grid Ordinary shares at option price of 599p per share

Sharesave Option Granted To:	Number of NG Shares	Exercise Period	Total interest Now

Steve Holliday	1,502	6 months from 1 April 2017	2,324,815

Contact: R Kerner, Assistant Secretary (0207 004 3223)

National Grid plc (“NG”)

Thursday 10th December 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 36,561 NG ordinary shares, on 9 December, under the scheme has been confirmed by the Trustee late yesterday, at a price of 747.5137 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,323,313 Ordinary Shares

Andrew Bonfield	962,058 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

2 December 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 November 2013 consisted of 3,854,339,684 ordinary shares, of which 124,066,787 were held as treasury shares; leaving a balance of 3,730,272,897 shares with voting rights.

The figure of 3,730,272,897 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

National Grid plc (“NG”)

Thursday 7th November 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,136 NG ordinary shares, today, under the scheme has been confirmed by the Trustee, at a price of 782 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,323,296 Ordinary Shares

Andrew Bonfield	962,041 Ordinary Shares

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Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).